Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9922
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	September 23, 2022

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF”) Strategic Enhanced Yield Fund (the “Fund”)
• Preliminary Proxy Statement filed September 15, 2022

from:	Amy E. Newsome, Frederic Dorwart, Lawyers, Fund Counsel

to:	Ashley Vroman-Leea, Securities Exchange Commission (“SEC”)

cc:	Bill King, Cheryl Briggs, Mathew Stephani

The following comments were provided by Ms. Vroman-Leea in a phone conversation with Amy Newsome, Legal Counsel to CHF, on September 20, 2022. Please see CHF’s responses to the comments and let us know if you have any further questions.

Comment #1: Confirm that the Proxy Statement will be send to Fund shareholders on or about September 26, 2022

Fund Response: The Proxy Statement will be filed and sent to Fund shareholders on or about September 26, 2022.

Comment #2: Provide expense amounts in the Questions and Answers section of the Proxy Statement.

Fund Response: The expense amounts have been added to the Questions and Answers section of the Proxy Statement.

Comment #3: Should the holdings of the CHF Directors and Officers be disclosed in the Proxy Statement?

Fund Response: No, it is not necessary under Item 6d to include because no Officer or Director owns shares of the Fund.

Comment #4: In the table comparing the current primary investments of the Fund to the expected primary investments of the Fund following the proxy solicitation, please consider using a term other than “future” in the chart heading setting forth the expected primary investments of the Fund following the proxy solicitation.

Fund Response: The word “future” has been replaced with the term “pro forma.”

Comment #5: In the table comparing the current primary investments of the Fund to the pro forma primary investments of the Fund, certain of the security types are not described uniformly. Revise table to align descriptions.

Fund Response: The table has been revised to align the descriptions.

Comment #6: The Proxy Solicitation sets forth the anticipated average duration of the Fund’s securities, but does not state whether that represents a change. If the average duration will be changing, please state how.

Fund Response: While duration was not previously discussed in the Fund’s prospectus, the current Fund duration of 5.10 years is within the proposed average duration range of the Barclays US Aggregate Index (6.36 as of 8/31/2022 for option adjusted duration). CHF has revised the disclosure to reflect that the duration disclosure is new and that the current duration is within the proposed range.

Comment #7: The Emerging Market Risk disclosure needs to disclose the method CHF uses to determine if a country is in an emerging market.

Fund Response: A disclosure of the method used to determine if a country is in an emerging market has been added to the Emerging Market Risk disclosure.

Comment #8: Provide a table showing current fees and pro forma fees following the proxy solicitation.

Fund Response: While the fees will not be changing in association with the engagement of the sub-adviser, a table has been added.

Comment #9: Current discussion of the Board consideration of the proposed changes to the Fund only disclose positive considerations. Provide a balanced analysis of the proposed engagement, including any negative considerations.

Fund Response: The Board discussion section has been revised to present the Board’s consideration in a more balanced fashion.

If you have any questions or additional comments, please call me at the number set forth above.

/s/ Amy Newsome